UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              SCHEDULE 13D/A No. 2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                            IMPAX LABORATORIES, INC.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         -------------------------------
                         (Title of Class of Securities)

                                    45256B101
                                 --------------
                                 (CUSIP NUMBER)

                               Cornel C. Spiegler
                            Impax Laboratories, Inc.
                               3735 Castor Avenue
                             Philadelphia, PA 19124
                                  215-289-2220
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 7, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45256B101

1.  NAME OF REPORTING PERSON

    China Development Industrial Bank Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                             (a)   [ ]
                                                                             (b)   [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    00, WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                             [ ]
    Not applicable

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Taiwan

NUMBER OF                                    7.    SOLE VOTING POWER
SHARES                                                4,602,937
BENEFICIALLY                                 8.    SHARED VOTING POWER
OWNED BY                                             0
EACH                                         9.    SOLE DISPOSITIVE POWER
REPORTING                                             4,602,937
PERSON                                      10.    SHARED DISPOSITIVE POWER
WITH                                                 0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,602,937

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                  [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.65%**

14. TYPE OF REPORTING PERSON
    CO
    **Consists of shares of Series 1-B Convertible Preferred Stock
    ("Series 1-B Preferred Stock") immediately convertible into
    4,002,937 shares of Common Stock and shares of Series 2
    Convertible Preferred Stock ("Series 2 Preferred Stock") immediately convertible into 600,000 shares of Common Stock.


Responses to each item below are incorporated by reference into each other item, as applicable.

Item 1. Security and Issuer.

This statement relates to shares of Common Stock, $0.01 par value of Impax Laboratories, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 30831 Hayward Avenue, Haywood, California 94544.

Item 2. Identity and Background.

This statement is being filed by China Development Industrial Bank Inc. ("CDC" or the "Reporting Person").

The information required by this Item for the Reporting Person is set forth in Appendix 1 hereto. The information required by this Item for each officer, director, and partner, and each controlling person, if any, of the Reporting Person is set forth in Appendix 2 hereto.

During the last five years prior to the date of this filing, neither the Reporting Person or any person identified in Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Global Pharmaceutical Corporation ("Global") and Impax Pharmaceuticals, Inc. ("Impax") entered into an Agreement and Plan of Merger, dated as of July 26, 1999 ("Merger Agreement"), pursuant to which Impax would merge into Global, with Global being the surviving corporation. The merger of Impax into Global was consummated on December 14, 1999 and, in connection therewith, Global changed its name to Impax Laboratories, Inc.

The Issuer's corporate existence was not affected by the Merger, but its certificate of incorporation was amended to increase the number of shares of Common Stock Issuer is authorized to issue and to change the name of the combined company to Impax Laboratories, Inc.

Effective with the Merger, the following shares and all rights with respect to those shares were converted into capital stock of the Issuer as described below:

Each outstanding share of Impax common stock, Series A Preferred Stock and Series B Preferred Stock was converted into 3.3358 shares of Issuer Common Stock;

Each outstanding share of Impax Series C Preferred Stock was converted into
5.849 shares of the Issuer's Common Stock;

Every 20 outstanding shares of Impax Series D Preferred Stock was converted into one share of the Issuer's Series 1-B Preferred Stock;

Each outstanding share of Global Series C Preferred Stock was converted into 50 shares of the Issuer's Common Stock; and

Each outstanding share of Global Series D Preferred Stock was converted into one share of the Issuer's Series 1-A Preferred Stock.

On March 23, 2000, CDC entered into the Stock Purchase Agreement (the "CDC Stock Purchase Agreement"), dated as of March 23, 2000, between the Issuer and CDC (attached as Exhibit 8 hereto and incorporated herein by reference) to purchase, for a total purchase price of $3,000,000, 30,000 shares of Series 2 Preferred Stock, $.01 par value per share. Such Series 2 Preferred Stock is convertible into 600,000 shares of Common Stock. CDC purchased the shares of Series 2 Preferred Stock with its working capital.

On June 7, 2000, CDIB Venture Investment (USA), Ltd. ("CDIBVI"), an affiliate of CDC, entered into a sales agreement (the "Sales Agreement") with Tai-I Electric Wire & Cable Co., Ltd. ("Tai-I") pursuant to which CDIBVI purchased 5,000 shares of Series 1-B Preferred Stock from Tai-I, which is convertible into 333,580 shares of the Issuer's Common Stock, at a purchase price per common share equivalent of $4.1634. CDIBVI purchased the shares of Series 1-B Preferred Stock with its working capital.

Item 4. Purpose of Transaction.

a) The Series 1-B Preferred Stock and Series 2 Preferred Stock of which CDC is the beneficial owner was acquired for, and is being held for, investment purposes. CDC may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

Except as set forth above, the Reporting Person does not have any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

b) Neither the Reporting Person, nor to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

c) The Reporting Person has no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

d) Pursuant to the Issuer's Certificate of Designations for Series 1-A Convertible Preferred Stock and Series 1-B Convertible Preferred Stock (included herewith as Exhibit 3 and incorporated herein by reference), and subject to meeting the Minimum Election Holdings, as hereinafter defined, each Director Holder, as hereinafter defined, or its transferee, as the case may be, is entitled to elect one (1) director of the Issuer, provided however, that in no event is any Director Holder and such Director Holder's transferee or transferees be entitled to elect, in the aggregate, more than one (1) director of the Issuer. For purposes of this Item 4(d), the following terms have the meanings hereinafter set forth:

"Director Holder" means (i) Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P, and any affiliate officer or employee of the same (the "Fleming Holders"), (ii) Chemical Company of Malaysia Berhad, (iii) President (BVI) International Investment Holdings Ltd., and (iv) CDC.

"Minimum Election Holdings" means at least 40%, on an aggregate basis, of the shares of Series 1 Preferred Stock owned or acquired, as the case may be, by each such Director Holder as of the effective time of the Merger.

In connection with the merger and as contemplated by the Merger Agreement, the directors of the Issuer were designated as follows: three individuals specifically named in the Merger Agreement, two persons selected by Global's board of directors, three persons selected by Impax's board of directors and two persons mutually selected by the boards of Global and Impax. In addition, pursuant to the Merger Agreement and Stockholders' Agreement (attached as Exhibit G thereto), dated as of December 14, 1999, among Global and certain stockholder signatories thereto, of which CDC is a signatory (the "Stockholders' Agreement"; see Exhibit 6 hereto, which is incorporated herein by reference), certain stockholders have agreed to vote certain of their shares in favor of the election of certain directors and the appointment of certain board observers, for a period ending on December 14, 2002.

e) The Reporting Person has no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer;

f) The Reporting Person has no plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g) The Reporting Person has no plans or proposals which relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h) The Reporting Person has no plans or proposals which relate to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i) The Reporting Person has no plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j) The Reporting Person has no plans or proposals which relate to or would result in any action similar to any of those enumerated above.

CDC retains the right to change its investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of Issuer's preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Series 1-B Preferred Stock and Series 2 Preferred Stock beneficially owned by it (or any shares of Common Stock into which such Series 1-B Preferred Stock are converted) in any manner permitted by law. In the event of a material change in the present plans or intentions of CDC, CDC will amend this Schedule 13D to reflect such change, to the extent required by law.

Item 5. Interest in Securities of the Issuer.

a) As a result of the Merger, CDC acquired 55,000 shares of Series 1-B Preferred Stock and as a result of the Sales Agreement, CDIBVI acquired 5,000 shares of Series 1-B Preferred Stock. The Series 1-B Preferred Stock of the Issuer is currently convertible into 4,002,937 shares of Common Stock, subject to certain antidilution provisions.

As a result of entering into the Stock Purchase Agreement, CDC acquired 30,000 shares of Series 2 Preferred Stock. The Series 2 Preferred Stock of the Issuer is currently convertible into 600,000 shares of Common Stock, subject to certain antidultion provisions.

As of July 31, 2000, CDC may be deemed to own beneficially 15.65% of the outstanding Common Stock, which percentage is calculated based upon (i) 24,807,147 shares of Common Stock reported outstanding by the Issuer as of July 31, 2000, (ii) the number of shares of Common Stock (4,002,937) issuable upon conversion of the Series 1-B Preferred Stock owned by CDC, and (iii) the number of shares of Common Stock (600,000) issuable upon conversion of the Series 2 Preferred Stock owned by CDC. The percentage is calculated by dividing 4,602,937 (which is the sum of 3,669,557, 333,980 and 600,000) by 29,410,084 (which is the sum of 24,807,147 and 4,602,937).

b) The information required by this paragraph is reflected on Lines 7-10 of the Reporting Person's cover page, incorporated herein by reference. The information required by Items 2 of this Schedule for each person with whom the power to vote or direct a vote or to dispose or direct the disposition is shared is set forth in Appendix 1 and Appendix 2 hereto.

c) Except as disclosed in Item 3, CDC has not effected any transactions in the Common Stock during the last 60 days.

d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by CDC.

e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Merger Agreement and the Stockholders' Agreement, certain stockholders have agreed to vote certain of their shares in favor of the election of certain directors and the appointment of certain board observers, for a period of time ending on December 14, 2002.

Pursuant to the Amended and Restated Registration Rights Agreement, dated as of December 14, 1999, between Global and the Series 1 Stockholders (see Exhibit 5 hereto, which is incorporated herein by reference), which was amended on March 23, 2000 by Amendment No. 1 (see Exhibit 12, which is incorporated herein by reference), Global has granted certain "demand" and "piggyback" registration rights to certain holders of Series 1 Preferred Stock with respect to the shares of Issuer Common Stock held by such stockholders.

Pursuant to the Registration Rights Agreement, dated as of March 23, 2000, among the Issuer and each of the Purchasers (see Exhibit 10, which is incorporated by reference herein), the Issuer has granted certain "demand" and "piggyback" registration rights to certain holders of Series 2 Preferred Stock with respect to the shares of Issuer Common Stock held by such stockholders.

The Stockholders' Agreement, (see Exhibit 4 hereto, which is incorporated herein by reference), dated as of December 14, 1999, (the "Series 1 Stockholders' Agreement") among Global and the holders of Series 1 Preferred Stock, which was amended on March 23, 2000 by Amendment No. 1 (see Exhibit 11, which is incorporated herein by reference) provides that in the event that Charles Hsiao, Larry Hsu or Barry R. Edwards (each, a "Key Senior Executive") proposes to transfer his shares ("Transferor Shares") to any person (the "Buyer"), as a condition to such transfer, such Key Senior Executive shall cause the Buyer to offer to purchase from each Investor (as defined therein) up to that number of shares owned by any Investor representing the same percentage of all shares owned by it as the Transferor Shares are of that Key Senior Executive's shares, subject to certain exceptions. These "Tag-Along" rights are more fully set forth in
Section 3 of the Series 1 Stockholders Agreement.

Pursuant to an Escrow Agreement, dated as of December 14, 1999, between Global, the former Impax shareholders, Charles Hsiao and Larry Hsu as the Seller Stockholders' Agent (as defined therein) and Continental Stock Transfer & Trust Company (the "Escrow Agent") (see Exhibit 7 hereto, which is incorporated herein by reference), the Impax shareholders agreed to place 10% of the Issuer's stock they were to receive pursuant to the Merger Agreement into an escrow fund administered by the Escrow Agent. The escrow fund would be available, if necessary, to indemnify Global pursuant to the indemnification provisions of the Merger Agreement. The Escrow Agreement provides for the release of the shares constituting the escrow fund eighteen months after the date of the agreement.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1 - Agreement and Plan of Merger dated as of July 26, 1999 by and between Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc. (incorporated by reference to Annex A to the Joint Proxy Statement/Prospectus of Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc., filed on November 9, 1999, under SEC File No. 333-90599).

     Exhibit 2 - Certificate of Amendment of Restated Certificate of Incorporation of Global Pharmaceutical Corporation, as filed with the Delaware Secretary of State on December 14, 1999 (incorporated by reference to Annex E to the Joint Proxy Statement/Prospectus of Global, filed on November 9, 1999, under SEC File No. 333-90599).

     Exhibit 3 - Certificate of Designations of Series 1-A Convertible
     Preferred Stock and Series 1-B Convertible Preferred Stock of Global Pharmaceutical Corporation filed with the Secretary of State of Delaware on November 8, 1999 (incorporated by reference to Annex F to the Joint Proxy Statement/Prospectus of Global Pharmaceutical Corporation, filed on November 9, 1999, under SEC File No.333-90599).

     Exhibit 4 - Stockholders' Agreement, dated as of December 14, 1999, among Global, Charles Hsiao, Larry Hsu, Barry R. Edwards, Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P., Chemical Company of Malaysia Berhad, President (BVI) International Investment Holdings Ltd., China Development Industrial Bank Inc., Euroc Venture Capital, Tai-I Electric Wire and Multiventure Tech. (the "Series 1 Stockholders") (incorporated by reference to Exhibit 4 to the Schedule 13D filed by the Reporting Person on December 27, 1999, under SEC File No. 005-48867).

     Exhibit 5 - Amended and Restated Registration Rights Agreement, dated as of December 14, 1999, among Global and the Series 1 Stockholders (incorporated by reference to Exhibit 5 to the Schedule 13D filed by the Reporting Person on December 27, 1999, under SEC File No. 005-48867).

     Exhibit 6 - Stockholders' Agreement, dated as of December 14, 1999, among Global Pharmaceutical Corporation and certain stockholder signatories thereto (incorporated by reference to Exhibit 9.1 to the Registration Statement on Form S-4 filed by Global Pharmaceutical Corporation on November 9, 1999, under SEC File No. 333-90599).

     Exhibit 7 - Escrow Agreement, dated as of December 14, 1999, among
     Global, the Impax shareholders, Charles Hsiao and Larry Hsu, in the capacity of the Seller Stockholders' Agent, and Continental Stock Transfer & Trust Company, in the capacity of Escrow Agent (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by Global Pharmaceutical Corporation on November 9, 1999, under SEC File No. 333-90599).

     Exhibit 8 - Stock Purchase Agreement, dated March 23, 2000, by and between Impax Laboratories, Inc. and China Development Industrial Bank Inc. (incorporated by reference to Amendment No. 1 to this Schedule 13D filed with the Securities and Exchange Commission on May 12, 2000).

     Exhibit 9 - The Certificate of Designations for the Series 2
     Convertible Preferred Stock filed with the Secretary of State of Delaware on March 23, 2000 (incorporated by reference to Exhibit 3.16 to the Form 10-KSB of Impax Laboratories, Inc. filed on March 30, 2000).

     Exhibit 10 - The Registration Rights Agreement, dated as of March 23, 2000, among the Issuer and the purchasers of Series 2 Preferred Stock (the "Purchasers") (incorporated by reference to Amendment No. 1 to this
     Schedule 13D filed with the Securities and Exchange Commission on May 12,
     2000).

     Exhibit 11 - Amendment No. 1 to the Stockholders' Agreement, dated as of March 23, 2000, among the Issuer and certain other stockholders of the Issuer, which amends the Stockholders' Agreement, dated as of December 14, 1999 among the Issuer, the Purchasers and certain other stockholders of the Issuer (incorporated by reference to Amendment No. 1 to this Schedule 13D filed with the Securities and Exchange Commission on May 12, 2000).

     Exhibit 12 Amendment No. 1 to the Amended and Restated Registration
     Rights Agreement, dated as of March 23, 2000, among the Issuer, each of the Purchasers, and the other stockholders of the Issuer named therein (incorporated by reference to Amendment No. 1 to this Schedule 13D filed with the Securities and Exchange Commission on May 12, 2000).

     Appendix 1 - Address, Organization and Principal Business of Each Reporting Person Required by Item 2.

     Appendix 2 - Information About Each Reporting Person Required by
     Item 2.

                                    SIGNATURE

After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2000                    CHINA DEVELOPMENT INDUSTRIAL BANK, INC.

                                        By: /s/ Brian Keng
                                            -----------------------------------
                                            Name:  Brian Keng
                                            Title: Senior Vice President

                                   APPENDIX 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEM 2 AND OTHER PERSONS REQUIRED BY ITEM 5

REPORTING PERSON

China Development Industrial Inc.

ADDRESS

11th Floor, CDC Tower
125 Nanking East Road, Sec. 5
Taipei 10572
Taiwan

PLACE OF ORGANIZATION

Taiwan

PRINCIPAL BUSINESS

Investment Bank

                                   APPENDIX 2

                     INFORMATION ABOUT THE REPORTING PERSON
                               REQUIRED BY ITEM 2

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                     CHINA DEVELOPMENT INDUSTRIAL BANK INC.

Name:                                   Tai-Ying Liu, Ph.D.
Citizenship:                            Taiwan
Business:                               Taiwan Research Center
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Chairman

Name:                                   Benny T. Hu
Citizenship:                            Taiwan
Business:                               China Development Bank
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Managing Director

Name:                                   Chieh-Chien Chao Ph.D.
Citizenship:                            Taiwan
Business:                               Chiao Tung Bank
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Managing Director

Name:                                   Hans Hsu
Citizenship:                            Taiwan
Business:                               Yin Shu-tien Specialist Clinic of
                                        Urology and Ophthalmology
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Managing Director

Name:                                   Kuo-Hwa Ho
Citizenship:                            Taiwan
Business:                               Bank of Taiwan
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Managing Director

Name:                                   Wen-Fu Ko
Citizenship:                            Taiwan
Business:                               Presidential Office, R.O.C.
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Managing Director

Name:                                   Yung-San Lee, Ph.D.
Citizenship:                            Taiwan
Business:                               International Commercial Bank of China
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Managing Director

Name:                                   Ching-Jen Chen
Citizenship:                            Taiwan
Business:                               AGV Products Corporation
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Director

Name:                                   Ching-Shyong Chou
Citizenship:                            Taiwan
Business:                               Shanghai Commercial & Savings Bank Ltd.
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Director

Name:                                   Chung-Chi Tsai
Citizenship:                            Taiwan
Business:                               The National Assembly Republic of China
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Director

Name:                                   C. Y. Wang
Citizenship:                            Taiwan
Business:                               China Steel Corporation
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Director

Name:                                   Eric S. H. Ko
Citizenship:                            Taiwan
Business:                               Ruentex Construction & Development
                                        Co., Ltd.
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Director

Name:                                   Jimmy Chi
Citizenship:                            Taiwan
Business:                               Taiwan Fluorescent Lamp Co., Ltd.
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Director

Name:                                   Julie S. M. Chen
Citizenship:                            Taiwan
Business:                               Aetna Life Insurance Company of America,
                                        Taiwan Branch Office
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Director

Name:                                   Kung-Yung Chen
Citizenship:                            Taiwan
Business:                               China Development Bank
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Director

Name:                                   Ming H. Chen
Citizenship:                            Taiwan
Business:                               Ye Chen Investment Co., Ltd.
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Director

Name:                                   Min-Hsun Chen
Citizenship:                            Taiwan
Business:                               Lead Long Textile Co., Ltd.
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Director

Name:                                   Shin-I Lin
Citizenship:                            Taiwan
Business:                               United Holdings Ltd.
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Director

Name:                                   Shue-sheng Wang
Citizenship:                            Taiwan
Business:                               International Commercial Bank of China
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Director

Name:                                   Ting Wu
Citizenship:                            Taiwan
Business:                               Core Pacific Group Head Office
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Director

Name:                                   Wei-Te Liu
Citizenship:                            Taiwan
Business:                               Witty Corporation
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Chairman

Name:                                   Han-Ton Lin
Citizenship:                            Taiwan
Business:                               Peck's Holding Ltd.
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Resident Supervisor

Name:                                   Chien-Chao Yeh
Citizenship:                            Taiwan
Business:                               Yeh Chien-Chao Attorney's-at-Law
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Supervisor

Name:                                   Kuo-Cheng Chen
Citizenship:                            Taiwan
Business:                               Chiao Tung Bank
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei 10572
                                        Taiwan
Title:                                  Supervisor

Name:                                   Tai-Ying Liu
Citizenship:                            Taiwan
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei, 10572, Taiwan
Title:                                  Chairman & Chief Executive Officer

Name:                                   Benny T. Hu
Citizenship:                            Taiwan
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei, 10572, Taiwan
Title:                                  President

Name:                                   Kung-Yung Chen
Citizenship:                            Taiwan
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei, 10572, Taiwan
Title:                                  Senior Vice President

Name:                                   Jer-Shyong Shih
Citizenship:                            Taiwan
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei, 10572, Taiwan
Title:                                  Executive Vice President

Name:                                   Ben C. B. Chang
Citizenship:                            Taiwan
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei, 10572, Taiwan
Title:                                  Executive Vice President

Name:                                   Bing Shen
Citizenship:                            Taiwan
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei, 10572, Taiwan
Title:                                  Executive Vice President

Name:                                   Shu-Kuang Jen, Ph.D.
Citizenship:                            Taiwan
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei, 10572, Taiwan
Title:                                  Executive Vice President

Name:                                   Lai-Tsung Tsai
Citizenship:                            Taiwan
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei, 10572, Taiwan
Title:                                  Senior Vice President

Name:                                   Jack J. L. Chow
Citizenship:                            Taiwan
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei, 10572, Taiwan
Title:                                  Senior Vice President

Name:                                   Vivien H. Hsieh, Ph.D.
Citizenship:                            Taiwan
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei, 10572, Taiwan
Title:                                  Senior Vice President

Name:                                   Kate M. Wu
Citizenship:                            Taiwan
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei, 10572, Taiwan
Title:                                  Senior Vice President

Name:                                   Brian C. Keng
Citizenship:                            Taiwan
Business Address:                       11th Floor, CDC Tower
                                        125 Nanking East Road, Sec. 5
                                        Taipei, 10572, Taiwan
Title:                                  Senior Vice President